UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): September 1, 2015

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

**5320 Legacy Drive
Plano, Texas**
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02(c) – Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On September 1, 2015, Denbury Resources Inc. (the "Company") announced that its Board of Directors (the "Board") had appointed Christian S. Kendall as Chief Operating Officer of the Company, effective upon his joining the Company, which occurred today.

Mr. Kendall, 49, joins the Company from Noble Energy, Inc. ("Noble"), where he most recently served as a member of Noble's executive management and as part of its operations leadership team as Senior Vice President, Global Operations Services. Prior to that, Mr. Kendall served as Vice President, Gulf of Mexico (2011-2014) and as Business Unit Manager and Vice President, Noble Energy Mediterranean Ltd (2007-2011), having been with Noble since 2001. Mr. Kendall began his career with Mobil Oil Corporation in 1989 and, in total, has over 26 years of oil and gas industry experience in domestic and international operations roles. Mr. Kendall holds a Bachelor of Science degree in Engineering, Civil Specialty, from the Colorado School of Mines.

In connection with his appointment, Mr. Kendall will receive (i) a base salary of $525,000 annually, (ii) a $250,000 bonus upon commencement of employment and (iii) an additional $250,000 bonus on the first anniversary of his hiring assuming continued employment with the Company on that date.

Additionally, as an inducement to accept the position of Chief Operating Officer of the Company, Mr. Kendall has been awarded a one-time grant of 300,000 shares of restricted common stock of the Company, par value $.001 per share, pursuant to a standalone restricted share new hire inducement award agreement (the "Award Agreement"), which restricted shares will vest ratably over a three-year period or upon an earlier change-of-control of the Company or upon his death or disability, subject to forfeiture of unvested portions of the award upon separation from the Company in certain circumstances. This description of the Award Agreement is qualified in its entirety by reference to the Award Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Mr. Kendall may also participate in other compensation and benefits programs available to the Company's executive officers, including long-term equity incentive awards and cash bonuses granted annually at the discretion of the Compensation Committee of the Board, and which currently are based upon both Company and individual performance measures.

A copy of the press release regarding the appointment of Mr. Kendall is filed as Exhibit 99.1 hereto.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
10.1*	Standalone Restricted Share New Hire Inducement Award Agreement between the Company and Christian S. Kendall, dated September 8, 2015.
99.1*	Denbury Press Release, dated September 1, 2015.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: September 8, 2015   By: /s/ James S. Matthews

James S. Matthews

Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
10.1	Standalone Restricted Share New Hire Inducement Award Agreement between the Company and Christian S. Kendall, dated September 8, 2015.
99.1	Denbury Press Release, dated September 1, 2015.

Exhibit 10.1

300,000 Shares   **Date of Grant: September 8, 2015**


STANDALONE RESTRICTED SHARE

NEW HIRE INDUCEMENT AWARD

FOR DENBURY RESOURCES INC.


THIS STANDALONE RESTRICTED SHARE NEW HIRE INDUCEMENT AWARD (the "**Award**") is made effective on the Date of Grant shown above by Denbury Resources Inc. (the "**Company**") in favor of Christian S. Kendall ("**Holder**").

WHEREAS, the Company desires to grant to the Holder shares of Restricted Stock as an inducement for Holder to accept employment as the Chief Operating Officer of the Company, pursuant to the Offer Letter agreement between the parties ("**Offer Letter**");

WHEREAS, the Compensation Committee of the Board of Directors of the Company, comprised solely of independent directors within the meaning of the rules of the New York Stock Exchange ("**NYSE**") who are also non-employee directors within the meaning of Rule 16b-3b(3)(i) under the Exchange Act, has approved the issuance of the Award as an "inducement award" within the meaning of NYSE Rule 303A.08;

WHEREAS, Restricted Stock will be issued by the Company in the Holder's name and be issued and outstanding for all purposes (except as provided below) but held by the Company (together with the stock power set forth below) until such time as all or part of such Restricted Stock is vested by reason of the lapse of the applicable restrictions, after which time the Company shall make delivery of the Vested Shares to Holder;

WHEREAS, the Restricted Stock is to be issued under the Award as a standalone award agreement and not pursuant to any of the Company's equity compensation plans; and

WHEREAS, the Company and Holder understand and agree that the Award is in all respects subject to the terms and provisions set forth herein.

NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties agree as follows:

1.   **Restricted Stock Award**. The Company hereby grants to the Holder an aggregate of three hundred thousand (300,000) shares of Restricted Stock ("**Award Restricted Shares**") on the terms and conditions set forth herein including, without limitation, the restrictions more specifically set forth in Section 2 below.

2.   **Vesting of Award Restricted Shares**. The restrictions on the Award Restricted Shares shall lapse (Award Restricted Shares with respect to which restrictions have lapsed being herein referred to as "**Vested Shares**") and such Award Restricted Shares shall become (i) non-forfeitable with respect to the specified percentage of the Award Restricted Shares on the dates set forth in (a) though (c) below, and (ii) will become 100% vested and non-forfeitable on the occurrence (if any) of the earliest of the dates set forth in (d) through (f) below:

    (a)   34% of the Award Restricted Shares on the date of the 1st Anniversary of the Date of Grant;

    (b)   33% of the Award Restricted Shares on the date of the 2nd Anniversary of the Date of Grant;

    (c)   the remaining balance of the Award Restricted Shares on the date of the 3rd Anniversary of the Date of Grant;

    (d)   the date of Holder's death or Disability;

    (e)   the date of a Change of Control; and

    (f)   the date of a Post-Separation Change of Control, as defined below.

For purposes of the Award, the term "**Post-Separation Change of Control**" means a Change of Control which follows the Holder's Separation, but results from the Commencement of a Change of Control that occurs prior to the Holder's Separation. For all purposes of the Award, the term "**Commencement of a Change of Control**" means the date on which any material action, including without limitation through a written offer, open-market bid, corporate action, proxy solicitation or otherwise, is taken by a "person" (as defined in Section 13(d) or Section 14(d)(2) of the 1934 Act), or a "group" (as defined in Section 13 (d)(3) of the 1934 Act), or their affiliates, to commence efforts that, within 12 months after the date of such material action, leads to a Change of Control involving such person, group, or their affiliates.

3.   **Restrictions – Forfeiture of Award Restricted Shares**. The Award Restricted Shares are subject to restrictions including that all rights of Holder to any Award Restricted Shares which have not become Vested Shares shall automatically, and without notice, terminate and shall be permanently forfeited on the date of Holder's Separation for a reason other than death or Disability. Notwithstanding the foregoing, if there is an applicable Post-Separation Change of Control, the previously forfeited Award Restricted Shares (and any corresponding Dividend Equivalent) shall be reinstated and become Vested Shares and, for all purposes of the Award, Holder will be deemed to have Separated on the day after such Post-Separation Change of Control.

4.   **Withholding**. If and when any Award Restricted Shares become Vested Shares, the minimum statutory tax withholding required to be made by the Company, or other withholding rate as determined by the Committee in its discretion if determined not to be detrimental to the Company or Holder, shall be paid by Holder to the Administrator, as applicable, in cash, by delivery of Stock, which Stock may be in whole or in part Vested Shares, based on the Fair Market Value of such Stock on the date of delivery, or via payroll deduction. The Holder, in his sole discretion, may direct that the Company withhold at any rate which is in excess of the minimum withholding rate described in the preceding sentence, but not in excess of the highest incremental tax rate for Holder, and such additional directed withholding will be made in the same manner as described in the preceding sentence except that such additional directed withholding may only be paid in Stock which have been previously acquired and have been held by Holder for at least six (6) months prior to the date of delivery.

5.   **Issuance of Shares**.

(a)   As holder of the Award Restricted Shares, Holder shall have voting rights related to such Award Restricted Shares to the same extent as an owner of issued and outstanding Stock. However, in lieu of the right to receive regular cash or stock dividends ("Dividends") relative to such Award Restricted Shares during the restricted period, the Holder is entitled to a Dividend Equivalent whenever the Company pays a Dividend on the shares of Stock underlying the Award Restricted Shares. The amount of the Dividend Equivalent shall be shares, cash, or other property equal to, in the case of (i) cash or shares, the product of (a) the per-share amount of the Dividend paid and (b) the number of Award Restricted Shares held on the record date related to the Dividend being paid on the underlying Stock represented by such Award Restricted Shares; or (ii) other property, the amount determined by the Administrator. The Company will retain custody of all Dividend Equivalents (which are subject to the same restrictions, terms, and conditions as the Award Restricted Shares) until the Award Restricted Shares or a portion thereof become Vested Shares. If an Award Restricted Share is forfeited, any such related Dividend Equivalent also shall be forfeited. Unless otherwise determined by the Committee, Stock distributed in connection with a Stock split or Stock dividend, and other property (other than cash) distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Award Restricted Shares with respect to which such Stock or other property has been distributed.

(b)   The Committee may allow Holder to elect, or may require, that any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock.

(c)   The Administrator shall deliver the Vested Shares and Dividend Equivalent amounts (the former reduced by the number of Vested Shares or cash, as applicable, and the latter reduced by payroll deduction delivered to the Administrator to pay required withholding under Section 4 above) to the Holder as soon as reasonably possible following Vesting.

6.   **No Transfers Permitted.** During the restricted period, neither the Award, the Award Restricted Shares nor any right under the Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by Holder and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate. The Award may be transferred pursuant to a domestic relations order entered or approved by a court of

competent jurisdiction upon delivery to the Company of a written request for such transfer and a certified copy of such order.

7. **Administration**.

(a) Authority of the Committee. The Award shall be administered by the Committee except to the extent the Board elects to administer the Award, in which case references herein to the "Committee" shall be deemed to include references to the "Board." The Committee shall have the authority, in its sole and absolute discretion, to: (i) determine whether, to what extent, and under what circumstances the Award may be vested, settled, exercised, canceled, or forfeited; (ii) interpret and administer the Award; (iii) establish, amend, suspend, or waive rules and regulations used to administer the Award, (iv) accelerate the date on which the restrictions on the Award lapse; and (v) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Award, including to correct any defect, supply any omission or reconcile any conflict between the Award and the Holder's Offer Letter or other terms and conditions of employment.

(b) Manner of Exercise of Committee Authority. It is the intent of the Company that, to the fullest extent possible, the grant of the Award to Holder, who is or may become subject to section 16 of the Exchange Act, shall be exempt from such section pursuant to an exemption under Rule 16b-3(d)(1) (except for transactions acknowledged in writing to be non-exempt by Holder).

(c) Delegation of Authority. The Committee may delegate any or all of its powers and duties under the Award subject to such terms as the Committee shall determine, to perform such functions, including administrative functions, as the Committee may determine, to the extent that such delegation will not (i) violate applicable law or (ii) result in the loss of an exemption under Rule 16b-3(d)(1). The Committee may also appoint agents to assist it in administering the Award that are employees (whether or not such employee is an officer).

(d) Limitation of Liability. The Committee and each member thereof shall be entitled, in good faith, to rely or act upon any report or other information furnished to it, him or her by any officer or employee of the Company or any of its Subsidiaries, the Company's legal counsel, independent auditors, consultants or any other agents assisting in the administration of the Award. Members of the Committee and any officer or employee of the Company or any of its Subsidiaries acting at the direction or on behalf of the Committee shall not be personally liable for any action taken or omitted or determination made in good faith with respect to the Award, and shall, to the fullest extent permitted by law, be indemnified and held harmless by the Company with respect to any such action or determination.

8. **Amendment; Subdivision or Consolidation; Recapitalization; Change of Control; Reorganization**.

(a) Amendments to the Award. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate the Award at any time before it vests in full; provided, however, that, without the consent of Holder, no such

Committee action may materially and adversely affect the rights of Holder under the Award. For purposes of clarity, any adjustments made to the Award pursuant to Section 8(b) through 8(g) will be deemed not to materially and adversely affect the rights of Holder under the Award and therefore may be made without the consent of Holder.

(b)   Changes in Capital Structure. The existence of the Award shall not affect in any way the right or power of the Company, the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company or its Subsidiaries, any issue of debt or equity securities ahead of or affecting Stock or the rights thereof, the dissolution or liquidation of the Company or its Subsidiaries, or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

(c)   Subdivision or Consolidation of Shares. The terms of the Award shall be subject to adjustment by the Committee from time to time, in accordance with the following provisions:

i.   If at any time, or from time to time, the Company shall subdivide as a whole (by reclassification, by a Stock split, by the issuance of a distribution on Stock payable in Stock, or otherwise) the number of shares of Stock then outstanding into a greater number of shares of Stock, or in the event the Company distributes an extraordinary cash dividend, then, the number of shares of Stock (or other kind of shares or securities) that may be acquired under the Award shall be increased proportionately.

ii.   If at any time, or from time to time, the Company shall consolidate as a whole (by reclassification, by reverse Stock split, or otherwise) the number of shares of Stock then outstanding into a lesser number of shares of Stock, then, the number of shares of Stock (or other kind of shares or securities) that may be acquired under the Award shall also be decreased proportionately.

iii.   Whenever the number of shares of Stock subject to the Award is required to be adjusted as provided in this Section 8(c), the Committee shall prepare and provide to Holder a notice setting forth, in reasonable detail, the event requiring adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the change in the number of shares of Stock.

(d)   Recapitalization. If the Company recapitalizes, reclassifies its capital stock, or otherwise changes its capital structure (a "***recapitalization***") without the occurrence of a Change of Control, the number and class of shares of Stock covered by the Award shall be adjusted so that the Award shall thereafter cover the number and class of shares of Stock and securities to which Holder or any permitted transferee would have been entitled pursuant to the terms of the recapitalization if, immediately prior to the recapitalization, Holder or permitted transferee had been the holder of record of the number of shares of Stock then covered by the Award.

(e)   Additional Issuances. Except as expressly provided herein, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to the Award.

(f) <u>Change of Control and Other Events</u>. Notwithstanding any other provisions herein to the contrary, effective upon a Change of Control or changes in the outstanding Stock by reason of a recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in capitalization occurring after the date of the grant of the Award and not otherwise provided for by this Section 8, the Committee, acting in its sole discretion without the consent or approval of Holder or any permitted transferee, may effect one or more of the following alternatives: (i) provide for a cash payment with respect to Award Restricted Shares by requiring the mandatory surrender to the Company by Holder or any permitted transferees of some or all of the Award Restricted Shares (irrespective of whether the Award is then vested) as of a date, before or after such Change of Control, specified by the Committee, in which event the Committee shall thereupon cancel the Award (with respect to all shares subject to such Award) and pay to Holder or permitted transferee an amount of cash (or other consideration including securities or other property) (other than a Dividend Equivalent payable in cash) equal to the Change of Control Price (as defined below); or (ii) make such adjustments to the Award as the Committee deems appropriate to reflect such pending or effective Change of Control (including, but not limited to, (x) the substitution, assumption, or continuation of the Award by the successor company or a parent, subsidiary or affiliate thereof for new awards of that successor, and (y) the adjustment as to the number and price of shares of Stock or equity of the successor entity or other consideration subject to the Award); <u>provided</u>, <u>however</u>, that the Committee may determine in its sole discretion that no adjustment is necessary to the Award.

(g) <u>Change of Control Price</u>. The "***Change of Control Price***" means (i) if the Change of Control is the result of a tender or exchange offer for, consolidation or merger of, sale of all or substantially all of the assets of, or the liquidation or dissolution of, the Company, the consideration per share of Stock received by the shareholders in connection with such transaction, or, if (i) is not applicable, (ii) the highest Fair Market Value of a share of Stock during the sixty (60) day period prior to and including the date of a Change of Control. To the extent that the consideration paid in any such transaction described in (i) above consists all or in part of securities or other non-cash consideration, the value of such securities and other non-cash consideration shall be the fair cash equivalent as determined by such reasonable methods or procedures as shall be established by the Committee.

9. **<u>No Right To Continued Employment</u>**. The Award shall not confer upon the Holder any right with respect to continuation of employment by the Company, or any right to provide services to the Company, nor shall it interfere in any way with Holder's right to terminate employment, or the Company's right to terminate Holder's employment, at any time and for any reason.

10. **<u>Governing Law</u>**. All questions arising with respect to the provisions of the Award shall be determined by application of the laws of the State of Delaware, without giving effect to any conflict of law provisions thereof. The obligation of the Company to deliver Stock hereunder is subject to applicable federal and state securities laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Stock.

11.　　**Binding Effect**. The Award shall inure to the benefit of and be binding upon the heirs, executors, administrators, and permitted successors and assigns of the parties hereto.

12.　　**Severability**. If any provision of the Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to the Holder, or would disqualify the Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable law or, if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Award, such provision shall be stricken as to such jurisdiction, or as to the Holder and the remainder of the Award shall remain in full force and effect.

13.　　**Unfunded Status of Awards; No Trust or Fund Created**. The Award shall not create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and Holder or any other person. To the extent that the Holder acquires a right to receive payments or Stock from the Company or any Affiliate pursuant to the Award, such right shall be no greater than the right of any general unsecured creditor of the Company or such Affiliate.

14.　　**Fractional Shares**. No fractional shares of Stock shall be issued or delivered pursuant to the Award, and the Committee shall determine in its sole discretion whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional shares of Stock or whether such fractional shares of Stock or any rights thereto shall be canceled, terminated, or otherwise eliminated with or without consideration.

15.　　**Facility of Payment.** Any amounts payable hereunder to any individual under legal disability or who, in the judgment of the Committee, is unable to manage properly his financial affairs, may be paid to the legal representative of such individual, or may be applied for the benefit of such individual in any manner that the Committee may select, and the Company shall be relieved of any further liability for payment of such amounts.

16.　　**Conditions to Delivery of Stock**. Nothing shall require the Company to issue any shares with respect to the Award if that issuance would, in the opinion of counsel for the Company, constitute a violation of the Securities Act or any similar or superseding statute or statutes, any other applicable statute or regulation, or the rules of any applicable securities exchange or securities association, as then in effect. In addition, Holder shall not sell or otherwise dispose of Stock that is acquired upon grant or vesting of the Award Restricted Shares in any manner that would constitute a violation of any applicable federal or state securities laws, or the rules, regulations or other requirements of the Securities and Exchange Commission or any stock exchange upon which the Stock is then listed.

17. **Evidencing Stock**. The Stock delivered pursuant to the Award may be evidenced in any manner deemed appropriate by the Committee in its sole discretion, including, but not limited to, in the form of a certificate issued in the name of the Holder or by book entry, electronic or otherwise and shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Award or the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Stock or other securities are then listed, and any applicable federal, state or other laws, and the Committee may cause a legend or legends to be inscribed on any such certificates to make appropriate reference to such restrictions. If certificates representing Restricted Stock are registered in the name of the Holder, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, and that the Holder deliver a stock power to the Company, endorsed in blank, related to the Restricted Stock.

18. **Additional Agreements**. The Holder may be required to agree in writing, as a condition to the grant of the Award or otherwise, to subject the Award settled following such Holder's Separation to a general release of claims and/or a noncompetition or other restricted covenant agreement in favor of the Company and its Affiliates, with the terms and conditions of such agreement (s) to be determined in good faith by the Committee.

19. **Termination of Service**. Except as provided herein, the treatment of the Award upon a Separation by Holder shall be specified in any separation agreement entered into between the Holder and the Company.

20. **Clawback**. The Award is subject to any written clawback policies that the Company, with the approval of the Board, has adopted or may adopt after the date hereof. Any such policy may subject amounts paid or realized with respect to the Award to reduction, cancelation, forfeiture or recoupment if certain specified events or wrongful conduct occur, including but not limited to an accounting restatement due to the Company's material noncompliance with financial reporting regulations or other events or wrongful conduct specified in any such clawback policy adopted to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission and that the Company determines should apply to the Award.

21. **Section 409A of the Code**. It is the intent of the Company that the Award shall not be deferred compensation subject to Section 409A of the Code, and the Award shall be administered accordingly. Holder shall not have any right to defer delivery of Vested Shares following the date of vesting, and such delivery shall occur no later than March 15 of the calendar year after the year in which such vesting has occurred. Notwithstanding anything herein to the contrary, in no event shall the Company or the Committee be liable for the payment of, or any gross up payment in connection with, any taxes or penalties owed by the Holder pursuant to Section 409A of the Code.

22. **Definitions**. For purposes of the Award, the following terms shall be defined as set forth below:

(a) "*Administrator*" means the Company's President and CEO, Senior Vice President and Chief Financial Officer and Vice President and Chief Human Resources Officer.

(b) "*Affiliate*" means any corporation, partnership, limited liability company, limited liability partnership, association, trust or other organization which, directly or indirectly, controls, is controlled by, or is under common control with, the Company. For purposes of the preceding sentence, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any entity or organization, shall mean the possession, directly or indirectly, of the power (i) to vote more than 50% of the securities having ordinary voting power for the election of directors of the controlled entity or organization, or (ii) to direct or cause the direction of the management and policies of the controlled entity or organization, whether through the ownership of voting securities, by contract, or otherwise.

(c) "*Board*" means the Board of Directors of the Company.

(d) "*Cause*" shall mean either (i) a final, nonappealable conviction of Holder for commission of a felony involving moral turpitude, or (ii) Holder's willful gross misconduct that causes material economic harm to the Company or that brings substantial discredit to the Company's reputation.

(e) "*Change of Control*" means the occurrence of any one of the following with respect to the Company:

i. "Continuing Directors" no longer constitute a majority of the Board; the term "*Continuing Director*" shall mean any individual who has served as a Director for one year or more, together with any new Directors whose election by the Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the Directors then still in office who were either Directors at the beginning of such one-year period or whose election or nomination for election as previously so approved;

ii. any person or combination of persons acting as a group (as defined in Rule 13d-3 under the Exchange Act) become the beneficial owners (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of shares of Stock representing thirty percent (30%) or more of the voting power of the Company's then outstanding securities entitled generally to vote for the election of Directors;

iii. a merger or consolidation to which the Company is a party, regardless of the surviving entity in such transaction, if (A) the shareholders of the Company immediately prior to the effective date of such merger or consolidation have beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of less than fifty percent (50%) of the combined voting power to vote for the election of directors of the surviving corporation, or other entity following the effective date of such merger or consolidation, or (B) following such merger or consolidation, fifty percent (50%) or more of the individuals who (on the date immediately prior to the date of execution of the agreement providing for such merger or consolidation) constitute the members of Senior Management do not, as of a date six months after such merger or consolidation, hold an officer's position which would make them a member of senior management of the surviving corporation; or

iv.   the sale of all, or substantially all, of the assets of the Company or the liquidation or dissolution of the Company.

Notwithstanding the foregoing, if a Holder's Separation is for a reason other than for Cause, and occurs not more than ninety (90) days prior to the date on which a Change of Control occurs, for the purpose of the Award, such termination shall be deemed to have occurred immediately following a Change of Control.

Notwithstanding anything herein to the contrary, under no circumstances will a change in the constitution of the board of directors or managers of any Subsidiary, a change in the beneficial ownership of any Subsidiary, the merger or consolidation of a Subsidiary with any other entity, the sale of all or substantially all of the assets of any Subsidiary or the liquidation or dissolution of any Subsidiary (in each case which does not constitute and is not part of a sale of all or substantially all of the assets of the Company) constitute a "Change of Control."

(f)   "**Code**" means the United States Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(g)   "**Committee**" means the Compensation Committee of the Board.

(h)   "**Director**" means a member of the Board.

(i)   "**Disability**" shall mean the Holder's inability to engage in any substantial gainful activity by reason of any medically-determinable physical or mental impairment which, in the reasonable opinion of the Committee or its designee based on such medical evidence as it deems necessary, can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; provided, however, that such Disability did not result, in whole or in part from: (i) a felonious undertaking or (ii) an intentional self-inflicted wound.

(j)   "**Dividend Equivalent**" means a right, granted to Holder, to receive cash, Stock, or other property equal in value to dividends paid or issued with respect to a specified number of shares of Stock.

(k)   "**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(l)   "**Fair Market Value**" means, as of any specified date, (i) if the Stock is listed on a national securities exchange, the closing sales price of the Stock, as reported by the stock exchange on that date (or if no sales occur on that date, on the last preceding date on which such sales of the Stock are so reported); (ii) if the Stock is not traded on a national securities exchange but is traded over the counter at the time a determination of its fair market value made, the average between the reported high and low bid and asked prices of Stock on the most recent date on which Stock was publicly traded; or (iii) in the event Stock is not publicly traded at the time a determination of its value is required to be made under the Award, the amount determined by the Committee in its discretion in such manner as it deems appropriate, taking into account all factors the Committee deems appropriate.

      (m)   "*person*" means any person or entity of any nature whatsoever, specifically including an individual, a firm, a company, a corporation, a partnership, a limited liability company, a trust or other entity; a person, together with that person's Affiliates and Associates (as those terms are defined in Rule 12b-2 under the Exchange Act, provided that "registrant" as used in Rule 12b-2 shall mean the Company), and any persons acting as a partnership, limited partnership, joint venture, association, syndicate or other group (whether or not formally organized), or otherwise acting jointly or in concert or in a coordinated or consciously parallel manner (whether or not pursuant to any express agreement), for the purpose of acquiring, holding, voting or disposing of securities of the Company with such person, shall be deemed a single "person."

      (n)   "*Restricted Stock*" means Stock granted to the Holder under this Award, that is subject to certain restrictions and to a risk of forfeiture.

      (o)   "*Securities Act*" means the Securities Act of 1933 and the rules and regulations promulgated thereunder, or any successor law, as it may be amended from time to time.

      (p)   "*Senior Management*" means that group composed of the Company's Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Executive Vice Presidents, Senior Vice Presidents and General Counsel, as such specific officers' positions exist and individuals are then serving in such positions at the time in question.

      (q)   "*Separation*" means (and shall occur on the date on which) Holder ceases to have an employment or service relationship with the Company and its Affiliates for any reason, including death or Disability; provided, however, that a Separation will not be considered to have occurred (x) upon the Holder's ceasing an employment relationship with the Company and its Affiliates if at that time the Holder continues to serve, or commences serving, as a director of the Company, or (y) while the Holder is on sick leave, military leave, or any other leave of absence approved by the Company, if the period of such leave does not exceed 90 days, or, if longer, so long as the Holder's right to reemployment or a continuing service relationship with the Company is guaranteed either by statute or by contract.

      (r)   "*Stock*" means the Company's Common Stock, par value $0.001 per share, and such other securities as may be substituted (or re-substituted) for Stock pursuant to Section 8.

      (s)   "*Subsidiary*" means with respect to the Company, any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by the Company.

IN WITNESS WHEREOF, the Company has caused the Award to be executed on its behalf by its duly authorized representatives on the Date of Grant.

DENBURY RESOURCES INC.

Per: **/s/ Phil Rykhoek**
               Phil Rykhoek, Chief Executive Officer

Per: **/s/ Mark Allen**
               Mark Allen, SVP & Chief Financial Officer



News

DENBURY APPOINTS NEW CHIEF OPERATING OFFICER

PLANO, TX – September 1, 2015 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced the hiring of Chris Kendall as Chief Operating Officer. Mr. Kendall's appointment to Chief Operating Officer will take effect upon his joining the Company on September 8, 2015, a role he is assuming from Phil Rykhoek, President and CEO, who has been serving in that capacity on an interim basis.

Phil Rykhoek, Denbury's President and CEO, said, "After a comprehensive search, I am very pleased to welcome Chris to our leadership team. I believe that Chris has the right background, leadership experience and cultural fit to successfully lead our operations. He has a track record of success and continuous improvement and I am confident that he will help Denbury further improve its operational efficiency and results. This is a critical time in our industry and one that requires the right leadership team to navigate through this challenging oil price environment. Chris is the right person to help us do that and I am excited that he is joining us."

Mr. Kendall joins Denbury from Noble Energy, Inc., where he most recently served as a member of Noble's executive management and as part of its operations leadership team as Senior Vice President, Global Operations Services. Prior to that, Mr. Kendall served as Vice President, Gulf of Mexico (2011-2014), and as Business Unit Manager and Vice President, Noble Energy Mediterranean Ltd (2007-2011), having been with Noble since 2001. Mr. Kendall began his career with Mobil Oil Corporation in 1989 and, in total, has over 26 years of oil and gas industry experience in domestic and international operations roles. Mr. Kendall holds a Bachelor of Science degree in Engineering, Civil Specialty, from the Colorado School of Mines.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis on carbon dioxide enhanced oil recovery ("CO_2 EOR") operations. For more information about Denbury, please visit www.denbury.com.

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DENBURY CONTACTS:
Mark C. Allen, Sr. Vice President and Chief Financial Officer, 972.673.2000
Ross M. Campbell, Manager of Investor Relations, 972.673.2825